

Mail Stop 3561

October 10, 2017

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer
The Dixie Group, Inc.
475 Reed Road
Dalton, Georgia 30720

> **Re:** **The Dixie Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 0-02585**

Dear Mr. Frierson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 23

1. We note the overall net book value of the company exceeds your market capitalization, suggesting that goodwill might be at risk of failing step 1 of the goodwill impairment test (or the quantitative impairment test). Please tell us your consideration of providing the following disclosures in order to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty.

    - The percentage by which fair value exceeded carrying value as of the date of the most recent test;

    - The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page 39

2.   Please refer to ASC 280 and tell us in detail how you concluded you have only one reportable segment. Please be sure to address whether the residential and commercial operations represent separate operating segments, including how you arrived at your conclusion. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21.

3.   Please tell us your consideration of providing the product group disclosures required by ASC 280-10-50-40 for soft floorcoverings versus hard service products versus luxury vinyl tile, etc.

Note 14 – Income Taxes, page 54

4.   In light of your cumulative losses in recent years, please refer to ASC 740-10-30 and tell us both the positive and negative evidence considered in concluding that additional valuation allowances are not warranted. Please also tell us your consideration of providing more robust disclosures of this nature under Critical Accounting Policies in Management's Discussion and Analysis of Financial Condition and Results of Operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters.   You may contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products